*KH 34



SECUR 13030446 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR - 1 2013

Washington DC 402

SEC FILE NUMBER
8-43611

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Braver Stern Securities LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Fifth Floor 22nd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saul Suzzan-Chief Financial Officer (212) 486-4490
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, John Pidlipchak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Braver Stern Securities LLC** as of **December 31, 2012,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President
Title



Notary Public

CYNTHIA GIANNATASIO
Notary Public, State of New York
No. 01GI6062799
Qualified in New York County
Commission Expires Aug. 20, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 6



Independent Auditor's Report

To the Member
Braver Stern Securities LLC
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Braver Stern Securities LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Braver Stern Securities LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2013

Braver Stern Securities LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 37,400
Due From Clearing Broker (Note 3)	2,112,141
Other Assets	117,360
Total assets	$ 2,266,901
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 181,736
Total liabilities	181,736
Commitments, Contingencies and Guarantees (Note 7)	
Member's Equity	2,085,165
Total liabilities and Member's equity	$ 2,266,901

See Notes to Statement of Financial Condition

Braver Stern Securities LLC

Notes to Statement of Financial Condition

Note 1. Description of Organization

Braver Stern Securities LLC (the "Company"), a wholly owned subsidiary of Braver, Stern & Co., Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company carries no margin accounts and does not hold funds or securities for or owe money or securities to customers.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenue and expenses. Actual results could differ from those estimates.

Securities Transactions: Transactions in securities are recorded on a trade-date basis. The resulting unrealized gains and losses on securities owned and other investments are reflected in revenue at the trade date.

Due to Broker: Amounts due from and due to broker-dealer relating to trades pending settlement are netted by broker in due to broker-dealer in the statement of financial condition.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes: As a single-member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member (Parent) on its corporate income tax return.

FASB Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2009.

Note 2. Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and were adopted by the Company. The adoption did not have a material impact on the financial statements.

In June 2011, the FASB issued new guidance that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in Member's equity. This guidance was effective for annual periods beginning on or after December 15, 2011, applied prospectively. The Company's effective date was January 1, 2012. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

Recently Issued Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 3. Due From Clearing Broker

The Company conducts business with a clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to the clearance agreement.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

Note 4. Related Party

The Company rents its main office space in New York from its Parent company.

Note 5. Off-Balance-Sheet Risk and Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 6. Net Capital Requirement

As a registered broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the broker-dealer maintain minimum net capital of $250,000. At December 31, 2012, the Company had net capital, as defined, of $1,960,665, which exceeded the requirement by $1,710,665.

Note 7. Commitments, Contingencies and Guarantees

The Company is committed under noncancelable operating lease agreements for its office space in New York and Tennessee, expiring between May 2015 and December 2015. The lease agreements contain a provision for escalating annual rents.

The minimum future lease payments under the lease agreements are as follows:

Year ending December 31,	
2013	$ 220,013
2014	218,655
2015	205,355
	$ 644,023

In normal course of business, the Company has been named in certain litigation arising out of its activities as a broker-dealer in securities. It is the opinion of management that the litigation will not have a material adverse effect on the Company's financial position.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 9. Pension Plan

The Company established an employee investment savings plan that qualifies under Sections 401(k) and 401(m) of the Internal Revenue Code (the "Code") covering eligible employees. At its discretion, the Company may contribute amounts ranging from 0% to 25% of employee contributions subject to the Code's limitation. No contributions were made by the Company during the fiscal year ended December 31, 2012.

Note 10. Income Taxes

No provision for income taxes has been made as the Company is treated as a disregarded entity for U.S. federal, state and local income tax purposes. As such, the Company is not liable for any income tax payments and files consolidated tax returns with the Parent. The income tax allocated to the Company, by agreement with the Parent, may not exceed what the Company's tax would have been if the Company were not part of the Parent's income tax returns (separate return basis). The provision for income taxes consists of taxes due to New York City, New York State, California, Illinois and Tennessee.

Note 11. Subsequent Events

On February 1, 2013, the Company along with its Parent entered into a Membership Interest Purchase Agreement (the "MIPA") with a certain party (the "Purchaser") in which the Parent sold 24.9% of its membership interest held in the Company. Pursuant to the MIPA and upon the occurrence of certain events, which includes approval from FINRA, the Purchaser would acquire the remaining 75.1% of the interest it does not currently own. The Company expects that the transaction, which will require FINRA's approval, will be completed during the fiscal year ending December 31, 2013.

Braver Stern Securities LLC

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.